Exhibit 99.1

XAVIER MONTAGNE APPOINTED TO CHIEF OPERATING OFFICER OF VISION

MARINE TECHNOLOGIES, INC

Montreal, Canada, December 17, 2021 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader in the electric transition of the recreational boating industry serving both OEMs and consumers, is pleased to announce that Xavier Montagne, presently Vision Marine’s Chief Technology Officer, has been appointed to the additional role of Chief Operating Officer.

Xavier Montagne has been a visionary regarding the design and building of our first generation fully electric propulsion system, the groundbreaking E-Motion 180e. Mr. Montagne has been responsible for direct involvement with the engineers from McLaren Engineering, a division of Linamar Corporation (TSX: LNR), and has been instrumental in moving forward Vision Marine’s capability to scale production for sale to global OEMs.

Prior to Vision Marine acquiring MAC Engineering's intellectual property relating to marine outboard electronic systems and Mr. Montagne joining Vision Marine as Chief Technology Officer (announced February 23, 2021), Mr. Montagne was senior designer for Foresee Power, Panasonic, and Saft in Europe, designing low and high voltage battery management systems. While at MAC Engineering, in his role as CEO and Senior Engineer, Mr. Montagne was responsible for electronic architecture design, product selection, integration, fine tuning, optimization, and overall performance. In addition, Mr. Montagne was involved in the development of the sports version of the Renault ZOE, using his expertise to help design the powertrain definition, conception, and assembly. This car has been used to open Formula E shows and was driven by the legendary French race car driver Alain Prost.

“Over the past few months, it has been extremely productive working with Xavier developing our technology and showcasing our E-Motion 180e at numerous boat shows. His leadership has provided Vison Marine the opportunity to work with engineering and technical teams throughout the marine industry. Xavier is our primary liaison with the engineering team at Linamar/McLaren,” said Alex Mongeon, co-founder and Chief Executive Officer of Vision Marine.

We are also pleased to announce that Patrick Bobby, co-founder, and Director, will move to a newly created role as head of Vision Marine's Performance & Special Projects division.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the scaling of production, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2020, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

Wayne Brennan

Vision Marine Technologies, Inc.

(800)871-4274

ir@v-mti.com